As filed with the Securities and Exchange Commission on September 1, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

STEREOTAXIS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

Stock Appreciation Rights Relating to Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

85916J102

(CUSIP Number of Class of Securities underlying Common Stock)

Michael P. Kaminski

President and Chief Executive Officer

Stereotaxis, Inc.

4320 Forest Park Avenue

Suite 100

St. Louis, Missouri 63108

(314) 678-6100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Joseph D. Lehrer, Esq.

Greensfelder, Hemker & Gale, P.C.

10 South Broadway, Suite 2000

St. Louis, Missouri 63102

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$564,528	$31.50

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that both options to purchase common stock and stock appreciation rights relating to an aggregate of 975,121 shares of common stock of Stereotaxis, Inc., par value $0.001 per share (“Common Stock”), having an aggregate value of $564,528 will be exchanged pursuant to this offer. The aggregate value is estimated based upon the Black-Scholes option pricing model as of August 10, 2009. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the aggregate transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31.50	Filing Party: Stereotaxis, Inc.
Form or Registration No.: 005-80451	Date Filed: August 17, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on August 17, 2009, relating to an offer by Stereotaxis, Inc., a Delaware corporation (the “Company”, “Stereotaxis”, “We” or “Our”), to certain employees of the Company, subject to specified conditions, to exchange some or all of their outstanding incentive stock options and non-qualified stock options and stock appreciation rights relating to the Company’s common stock, par value $0.001 per share (the “Exchange Offer”).

Amended Terms and Conditions of the Exchange Offer

For regulatory purposes, the Company has amended the terms and conditions of the Exchange Offer as set forth in the Offer to Exchange Certain Stock Options and Stock Appreciation Rights, dated August 17, 2009 (the “Offer to Exchange”) filed as Exhibit (a)(1)(i) to the Schedule TO, as set forth below. The following amendments to the Offer to Exchange also apply to any other documents filed as exhibits to the Schedule TO, as amended, to the extent the original provisions of such other documents would conflict or be inconsistent with the Offer to Exchange, as amended.

1.	Communication of Exchange Ratios. All references in the Offer to Exchange that Schedule A sets forth an estimate of the exchange ratio resulting at different hypothetical closing prices of our stock on Nasdaq on the grant date, including without limitation in Question 4 of the Summary Term Sheet – Questions and Answers and in This Offer Section 8 (“Source and Amount of Consideration; Terms of Replacement Awards”), are revised to state further that if the closing price of our stock on Nasdaq on the grant date is not within the range of prices set forth on Schedule A, the Company will promptly after the close of market on the Grant Date and prior to the Expiration Time deliver to Eligible Employees a statement of the exchange ratios applicable to all Eligible Awards based on such closing price.

2.	Risk Factors, Exchange Ratio. The last sentence in the paragraph entitled “You will receive Replacement Awards covering fewer shares than the Eligible Awards that you exchange.” in the Risk Factors section of the Offer to Exchange is deleted and replaced with the following:

“The exchange ratios used to determine the actual number of shares covered under the Replacement Awards will be based upon the closing price of our common stock as reported on Nasdaq on the expiration date of the exchange offer, as well as various valuation assumptions under the Black-Scholes valuation model. Schedule A, attached hereto, sets forth estimates of exchange ratios resulting at different hypothetical closing prices of our stock on Nasdaq on the grant date. If the closing price of our stock is not within the range of prices set forth on Schedule A, the Company will promptly after the close of market on the Grant Date and prior to the Expiration Time deliver to Eligible Employees a statement of the exchange ratios applicable to all Eligible Awards based on such closing price.”

3.	Forward Looking Statements. All references in the Offer to Exchange to Section 27A of the Securities Act of 1933, as amended, including without limitation This Offer Section 17 (“Miscellaneous”), are hereby deleted in their entirety.

Amended Items of Schedule TO

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under Summary Term Sheet—Questions and Answers in the Offer to Exchange, as amended by this Amendment No. 1, is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address.

Sterotaxis, Inc., a Delaware corporation, is the issuer of securities subject to the Exchange Offer. The address of the Company’s principal executive office is 4320 Forest Park Avenue, Suite 100, St. Louis, Missouri 63108. The Company’s telephone number is (314) 678-6100.

(b) Securities.

The Schedule TO, as amended by this Amendment No. 1 relates to an offer by the Company to certain employees, subject to specified conditions, to exchange some or all of their outstanding incentive stock options and non-qualified stock options (collectively, “Options”) and stock appreciation rights (“SARs”) relating to the Company’s common stock, par value $0.001 per share, in exchange for replacement Options (“Replacement Options”) and replacement SARs (“Replacement SARs”), as the case may be. Options and SARs will be eligible for exchange and referred to herein as “Eligible Options” and “Eligible SARs,” respectively, if (i) they have an exercise price of not less than $6.50 per share, (ii) they have been outstanding for at least one (1) year on the Exchange Date and (iii) they have a fair value of less than 67% of the fair value of the Replacement Options and Replacement SARs, respectively, as of the grant of the Replacement Options and Replacement SARs, which will be the last day of the Exchange Offer, currently expected to be September 14, 2009. Fair value of the Eligible Options, Eligible SARs, Replacement Options and Replacement SARs will be determined using the Black-Scholes valuation model. Eligible Options, Replacement Options, Eligible SARs and Replacement SARs have been and will be issued pursuant to the Stereotaxis, Inc. 2002 Stock Incentive Plan, as amended.

The Company is making the Exchange Offer to all employees, referred to herein as “Eligible Employees” who, from the period beginning as of the date the Exchange Offer commences until the expiration of the Exchange Offer, are: (a) actively employed by the Company or a subsidiary of the Company, (b) are receiving long-term disability benefits from the Company or (c) on one of the following short-term leaves (as defined by the Company): (i) military leave; (ii) short-term disability leave; (iii) family medical leave; (iv) short-term personal leave; (v) health leave; or (vi) other short-term leave as approved by the Company and who hold Eligible Options and/or Eligible SARs. Members of the Company’s Board of Directors, the Chief Financial Officer of the Company and Chief Executive Officer of the Company are not “Eligible Employees.”

The actual number of shares of common stock subject to the Eligible Options and Eligible SARs to be exchanged in the Exchange Offer will depend on the closing price of the Company’s common stock on the NASDAQ Global Market as of the expiration date of the Exchange Offer. The Exchange Offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange as amended by this Amendment No. 1.

The information set forth in the Offer to Exchange, as amended by this Amendment No. 1, under “This Offer,” Section 1 (“Eligibility; Number of Awards; Expiration Time”), Section 5 (“Acceptance of Eligible Awards for Exchange and Issuance of Replacement Awards”), Section 6 (“Price Range of Common Stock Underlying the Awards”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Awards”) is incorporated herein by reference.

(c) Trading Market and Price.

There is no established trading market for the Eligible Options and Eligible SARs. The securities underlying the Eligible Options and Eligible SARs are shares of the Company’s common stock. The Company’s common stock is quoted on the NASDAQ Global Market under the symbol “STXS”. The information set forth in the Exchange Offer under “This Offer,” Section 6 (“Price Range of Common Stock Underlying the Awards”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms.

The information set forth in the Offer to Exchange, as amended by this Amendment No. 1, under “Summary Term Sheet — Questions and Answers,” “Risk Factors,” and “This Offer” Section 1 (“Eligibility; Number of Awards; Expiration Time”), Section 3 (“Procedures for Electing to Exchange Awards”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Awards for Exchange and Issuance of Replacement Awards”), Section 7 (“Conditions of This Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Awards”), Section 11 (“Status of Eligible Awards Acquired by Us in this Offer; Accounting Consequences of This Offer”), Section 12 (“Legal matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”), Section 14 (“Extension of Offer; Termination; Amendment”), and Section 17 (“Miscellaneous”) is incorporated herein by reference.

(b) Purchases.

The information set forth in the Exchange Offer under “This Offer,” Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transaction and Arrangements Concerning the Awards”) is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange, as amended, under “This Offer,” Section 8 (“Source and Amount of Consideration; Terms of Replacement Awards”) and Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transaction and Arrangements Concerning the Awards”) is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes.

The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers” and under “This Offer,” Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Exchange Offer under “This Offer,” Section 5 (“Acceptance of Eligible Awards for Exchange and Issuance of Replacement Awards”) and Section 11 (“Status of Eligible Awards Acquired by Us in this Offer; Accounting Consequences of This Offer”) is incorporated herein by reference.

(c) Plans.

Not applicable.

ITEM 7.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds.

The information set forth in the Exchange Offer under “This Offer,” Section 8 (“Source and Amount of Consideration; Terms of Replacement Awards”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions.

The information set forth in the Exchange Offer under “This Offer,” Section 7 (“Conditions of this Offer”) is incorporated herein by reference.

(c) Borrowed Funds.

Not applicable.

ITEM 12.	EXHIBITS.

See Index of Exhibits below.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEREOTAXIS, INC.

By:	/s/ James M. Stolze
James M. Stolze, Vice President and Chief Financial Officer

Dated: September 1, 2009

INDEX OF EXHIBITS

Exhibit Number	Description

(a)(1)(i)*	Offer to Exchange Certain Stock Options and Stock Appreciation Rights, dated August 17, 2009.

(a)(1)(ii)*	Form of email accompanying distribution of the Exchange Offer.

(a)(1)(iii)*	Form of Election Form for participation in the Exchange Offer.

(a)(1)(iv)*	Slide presentation explaining the Exchange Offer

(a)(1)(v)*	Form of email reminding Eligible Employees of the Exchange Offer, to be delivered on or about September 7, 2009.

(a)(1)(vi)*	Frequently Asked Questions Concerning the Exchange Offer.

(a)(1)(vii)*	Form of Replacement Incentive Stock Option Grant Agreement

(a)(1)(viii)*	Form of Replacement Non-Qualified Stock Option Grant Agreement

(a)(1)(ix)*	Form of Replacement Stock Appreciation Right Grant Agreement

(a)(1)(x)	Stereotaxis, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2009, as amended by the certain Current Report on Form 8-K, filed with the SEC on August 6, 2009, and incorporated herein by reference.

(a)(1)(xi)	Stereotaxis, Inc. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, filed with the SEC on May 11, 2009, as amended by that certain Amendment No. 1 to Form 10-Q filed on July 2, 2009, and incorporated herein by reference.

(a)(1)(xii)	Stereotaxis, Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, filed with the SEC on August 7, 2009, and incorporated herein by reference.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Definitive Proxy Statement on Schedule 14A for Stereotaxis, Inc.’s Annual Meeting of Stockholders held on June 10, 2009, filed with the SEC on April 23, 2009, and incorporated herein by reference.

(b)	Not Applicable

(d)	Stereotaxis, Inc. 2002 Stock Incentive Plan, as amended and restated effective June 10, 2009 is hereby incorporated by reference to Exhibit E of Stereotaxis, Inc.’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 23, 2009.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed as an exhibit to the Schedule TO.